                                                                 Exhibit (c)(17)

                                                       [STAMP OF OFFICE OF THE
                                                        PROTHONOTARY MONTGOMERY
                                                        COUNTY, PA 97 AUG 25 PM
                                                        2:14 APPEARS HERE]


     --------------------------
By:       Anthony Chu
     --------------------------
Attorney I.D.  79645
              -----------------
     --------------------------
     --------------------------               Attorney for  Plaintiff
                                                          ---------------------


        IN THE COURT OF COMMON PLEAS OF MONTGOMERY COUNTY, PENNSYLVANIA
                              CIVIL ACTION - LAW


 Patrick F. Columbo             *
- --------------------------------
                                *
- --------------------------------                   CLASS ACTION

                v.              *                  No.  97 15704
                                                      --------------
 Rhone-Poulenc Rorer, Inc.      *
- --------------------------------

 et al.                         *
- --------------------------------

                                    NOTICE

     You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this Complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the Complaint or for any other claim or relief requested by the plaintiff. You may lose money or other rights important to you.

     YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE. IF YOU DO NOT HAVE A LAWYER OR CANNOT AFFORD ONE, GO TO OR TELEPHONE THE OFFICE SET FORTH BELOW TO FIND OUT WHERE YOU CAN GET LEGAL HELP.

                                        Lawyer Reference Service
                                        100 West Airy Street
                                        Norristown, Pennsylvania 19401
                                        Telephone (610) 279-9660

[STAMP OF LEGAL DEPT.
 RECEIVED AUG 26, 1997
 APPEARS HERE]

                                                             [STAMP OF RECEIVED
                                                              MONTGOMERY COUNTY
                                                              SHERIFFS DEPT.
                                                              97 AUG 25 PM 2:39
                                                              APPEARS HERE]

SPECTOR & ROSEMAN, P.C.
BY: Robert M. Roseman
I.D. No.: 37989
BY: Anthony Chu
I.D. No.: 79645
2000 Market Street, 12th Floor
Philadelphia, PA  19103
(215) 864-2400

                         IN THE COURT OF COMMON PLEAS
                       OF MONTGOMERY COUNTY PENNSYLVANIA

- --------------------------------------X
PATRICK F. COLUMBO,                   :
                                      :
           Plaintiff,                 :
                                      :   CLASS ACTION COMPLAINT
    v.                                :   ----------------------
                                      :
RHONE-POULENC RORER, INC.,            :   CIVIL ACTION - LAW
RHONE-POULENC S.A., JEAN-MARC         :
BRUEL, CHARLES-HENRI FILIPPI,         :   NO. 97-15704
E. MANFRED KAROBATH, JAMES S.         :
RIEPE, ERIC I. TOPOL, M.D.,           :   JURY TRIAL DEMANDED
ROBERT E. CAWTHORN, CLAUDE            :
HELENE, JEAN-JAQUES BERTRAND,         :
MICHEL DE ROSEN, DALE F. FREY,        :
IGOR LANDAU, TIMOTHY ROTHWELL         :
and JEAN-PIERRE TIROUFLET             :
                                      :
           Defendants.                :
- --------------------------------------X

     Plaintiff, by his attorneys, for his Complaint alleges, upon information and belief, except as to the allegations contained in paragraph 2, which plaintiff alleges upon knowledge, as follows:

                               NATURE OF ACTION
                               ----------------

     1. Plaintiff brings this class action on behalf of himself and all other shareholders of defendant Rhone-Poulenc Rorer, Inc. ("Rorer" or the "Company") similarly situated (the "Class") to enjoin defendants from effectuating an unfair cash-out acquisition be Rhone-Poulenc S.A. ("Rhone-Poulenc"), designed to force the sale of minority shareholders' equity interest in Rorer at a grossly inadequate and unfair price of $97 per share. As set forth below, pursuant to the proposed tender offer, Rhone-Poulenc, which now controls approximately 68% of the Company's total shares outstanding, will acquire the remaining 32% equity interest in the Company. Moreover, the acquisition proposal is manifestly unfair as it is below the fair market value of the Company on a private market basis and/or as a multiple of said value, according to independent valuations preformed by financial analysts familiar with the Company and the pharmaceutical industry.

                                    PARTIES
                                    -------

     2. Plaintiff Patrick F. Columbo, residing at 34 Sunset Ridge Road, Franconia, New Hampshire, 03580, at all times relevent hereto, owned Rorer common stock.

     3. Defendant Rorer is a Pennsylvania corporation with its principal executive offices located at 500 Arcola Road, Collegeville, Pennsylvania 19426. Rorer is primarily engaged in the discovery, development and marketing of pharmaceutical products for human use. As of February 28, 1997, the Company had
136.82 million shares of common stock outstanding. For the fiscal year ended December 31, 1996, the Company reported net income of $473.5 million, or $3.16 per share, on revenues of $5.42 billion.

     4. Defendent Rhone-Poulenc is a multinational conglomerate that manufactures chemicals, polymers, fibers, pharmaceuticals and agricultural chemicals. Rhone-Poulenc's principal place of business is 25 Quai Paul Doumer, 92408 Courbevoie Odax, France. As of February 27, 1997, Rhone-Poulenc owned approximately 86.806 million shares, or 68.3% of Rorer common stock.

     5. At all relevant times herein, defendant Michel de Rosen ("Rosen") was Chief Executive Officer of the Company and Chairman of its Board of Directors (the "Board"). Rosen is also a member of the Executive Committee of Rhone-Poulenc.

     6. At all relevant times herein, defendant Timothy J. Rothwell ("Rothwell") was President of Rorer, and a member of the Board.

     7. At all relevant times herein, defendant E. Manford Karobath ("Karobath") was Executive Vice President of the Company and a member of the Board.

     8. At all relevant times herein, defendant Jean-Mare Bruel ("Bruel") was Vice Chairman of Rhone-Poulenc Group, a member of Rhone-Poulenc's Executive Committee, and a member of the Board.

     9. At all relevant times herein, defendant Robert E. Cawthorn ("Cawthorn") was Chairman Emeritus of the Company and a member of the Board. Cawthorn was Chief Executive Officer of the Company and Chairman of the Board from 1986 to 1995.

     10. At all relevant times hereto, defendant Claude Helms ("Helms") was Vice President and director of Rhone-Poulenc, and a member of the Board.

     11. At all relevant times hereto, Jean-Jaques Bertrand ("Bertrand") was a member of the Board. From 1990 to 1993, Bertrand was an Executive Vice President of the Company, and from 1987 to 1990 was a President at Rhone-Poulenc Sante.

     12. At all relevant times hereto, defendant Igor Landau ("Landau") was a member of Rhone-Poulenc's Executive Committee and a member of the Board.

     13. At all relevant times hereto, defendant Jean-Pierre Tirouflet ("Tirouflet") was Chief Financial Officer of Rhone-Poulenc, a member of its Executive Committee, and a member of the Board.

     14. At all relevant times hereto, the following Individual Defendants were also members of the Board of Rorer and/or committees thereof as follows:

          (a) Defendant James S. Riepe ("Riepe") was a member of the Board and a member of the Boards' Audit and Compensation Committees.

          (b)  Defendant Eric Topol ("Topol") was a member of the Board.

          (c) Defendant Dale F. Frey ("Frey") was a member of the Board and a member of the Boards' Audit and Nominating Committees.

          (d) Defendant Charles-Henri Filippi ("Filippi") was a member of the Board.

     15. By virtue of their positions as directors and/or senior executive officers of Rorer and their exercise of control over its business and corporate affairs, defendants Rosen, Rothwell, Karobath, Bruel, Cawthorn, Helene, Bertrand, Landau, Tirouflet, Riepe, Topol, Frey and Filippi (collectively the "Individual Defendants") had, at all relevant times, the power to control and influence, and did control and influence, and cause Rorer to engage in the practices complained of herein.

     16. Each Individual Defendant owes Rorer and its public stockholders fiduciary obligations and is required to:

          (a) use his ability to control and manage Rorer in a fair, just and equitable manner;

          (b) maximize shareholder value;

          (c) act in furtherance of the best interests of Rorer and its public stockholders;

          (d) govern Rorer in such a manner as to heed the expressed views of its public shareholders;

          (e) refrain from abusing his position of control;

          (f) provide full disclosure to the public shareholders; and

          (g) not favor his own or any other party's interests at the expense of Rorer and its public shareholders.

     17. At all relevant times hereto, defendant Rhone-Poulenc owned and controlled approximately 68 percent of the outstanding shares of Rorer common stock.

     18. Rhone-Poulenc has failed to discharge its fiduciary duties to plaintiff and the other members of the Class. Rhone-Poulenc exercises domination and control over the affairs of Rorer by virtue of its representation on the Company's thirteen member Board.

     19. As a result of Rhone-Poulenc's domination and control over the Board, said defendant has decided to sell to itself the remaining outstanding shares of Rorer at a grossly inadequate price to the detriment of the other public shareholders.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

        20. Plaintiff brings this action pursuant to Rule 1702 of the Pennsylvania Rules of Civil Procedure, for declaratory, injunctive and other relief on his own behalf and as a class action, on behalf of all public stockholders of Rorer (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are being deprived of their equity interest in Rorer and the opportunity to maximize the value of their Rorer shares by the wrongful acts of the defendants described herein.

        21. This action is properly maintainable as a class action for the following reasons:

             (a) The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of February 28, 1997 Rorer had approximately 136.8 million shares of common stock duly issued and outstanding, which trade on the New York Stock Exchange, and are owned by thousands of shareholders. Members of the Class are scattered throughout the United States.

             (b) There are questions of law and fact that are common to the members of the Class and that predominate over any questions affecting any individual members. The common questions include, inter alia, the following:
                                                   ----- ----

                   (i) whether the defendants have engaged in conduct constituting unfair dealing to the detriment of the public stockholders of Rorer;

          (ii) whether the proposed acquisition proposal by Rhone-Poulenc of $97 per share is unfair to the public stockholders of Rorer because it does not constitute a fair price for the shares of the Company; and

          (iii) whether the defendants have breached their fiduciary and common law duties owned by them to plaintiff and the other members of the Class.

     (c) The claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

     (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, and that would establish incompatible standards of conduct for the party opposing the Class.

     (f) Defendants have acted, and are about to act, on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

              (g) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action would provide a fair and efficient method for the adjudication of this controversy.



                               CLAIM FOR RELIEF
                               ----------------

        22. Rorer is a corporation duly organized and existing under the laws of the Commonwealth of Pennsylvania and maintains its principal executive offices at 500 Arcola Road, Collegeville, Pennsylvania 19242. Rorer is primarily engaged in the development, manufacture, and marketing of a line of pharmaceutical products, including prescription drugs, over-the-counter medicines and plasma-derived products. Rorer is a majority-owned subsidiary of Rhone-Poulenc.

        23. Rorer has approximately 136.8 million shares of common stock outstanding, of which approximately 62.3% are owned by Rhone-Poulenc. The remaining approximately 42 million shares are held by at least several hundred public shareholders of record other than defendants.

        24. The Company's products are focused in the high-growth area of the respiratory, cardiovascular and oncology markets. In 1995 and 1996, the Company's common stock was the best performing stock in the S&P pharmaceutical stock universe, with a total average annual return of 35.2%. The stellar performance of the Company's common stock mirrored the strong performance of its key products, such as Lovenox, which in 1996 showed revenue growth of 49%, and Nasacort, which in the same period showed revenue growth of 40%.

     25. However, the Company quickly and unexpectedly found itself in a crisis when concerns were raised that two of its plasma-based products, Albuminar and Plasma Plex, may have been contaminated by bacteria.

     26. In March, 1997, Rorer announced that Centeon, LLC ("Centeon"), which is a joint venture between the Company and Hoechst A.G. established to manufacture plasma products, would temporarily cease manufacturing its two products to allow for "full implementation of new production improvements." The cessation of manufacturing at Centeon followed a worldwide recall of Albuminar and Plasma Plex due to fears of bacterial contamination, which in turn spurred an investigation by the Food and Drug Administration.

     27. In response to the shut-down at Centeon, the price of Rorer common stock began to lag the market significantly and, by late April 1997, Rorer's common stock was trading at a discount to its peer group and approximately 15% below its 1996 closing price.

     28. Analysis, however, viewed the Company's problems at Centeon as a "one-time event" and continued to view favorably Rorer's future. Indeed, in a report dated April 16, 1997, issued by Morgan Stanley & Co., investors were informed that Rorer's stock would be "materially higher" in a year or two. The
                                      -----------------
report stated:

          We view this Centeon situation as a one-time event -- just painfully protracted, as was Warner-Lambert's Puerto Rican problem four years ago. Were it not for the improving core
                                                       --------------
          fundamentals, we would be less patient.  In this case, RPR
          -----------
          remains a peripheral name, representing good value, in our view;

          in a year or two, the stock should be materially higher (emphasis
          -------------------------------------------------------
          added).

     29. On June 26, 1997, in order to take advantage of Rorer's temporarily depressed stock price, Rhone-Poulenc announced it was considering an offer (the "Offer") to acquire all of the shares of Rorer it does not already own in a cash transaction whereby Rhone-Poulenc would pay $92.00 cash for each of such shares.

     30. Finally, on August 20, 1997, Rhone-Poulenc and the Company announced that a definitive agreement had been approved and signed by both parties whereby Rhone-Poulenc would acquire the remaining shares of the Company in a tender offer (the "Tender Offer") at $97 per share.

     31. Shareholders and analysts of Rhone-Poulenc applauded the "excellent price" that Rhone-Poulenc was able to negotiate for itself, believing that Rhone-Poulenc would need to pay $110 per share to acquire Rorer at fair market value, and in response the public shares of Rhone-Poulenc quickly rose 6.2% on heavy trading in Paris.

     32. Shareholders and analysts of Rorer, however, were deeply dismayed. Many Rorer analysts had valued the Company at least $100 per share, while one prominent pharmaceutical analyst, as reported by Bloomberg News on August 13,
                                                 --------------
1997, valued the Company at $105 per share.

     33. Rhone-Poulenc is taking advantage of its majority stock ownership position in Rorer by imposing the inadequate Tender Offer on Rorer's public stockholders.

     34. The Tender Offer is part of a sweeping corporate overhaul of Rhone-Poulenc, meant to benefit solely Rhone-Poulenc.

        35. Pursuant to the planned overhaul, Rhone-Poulenc intends to spin off its chemical, fibers, and polymer operations, in order to become one of the world's biggest pharmaceutical companies, by combining Rorer's business with Rhone-Poulenc's vaccine and animal health businesses.

        36.   According to an article in The Wall Street Journal dated June 27,
                                         -----------------------
1997, the chemical business has been less profitable than the pharmaceutical business and has weighed down Rhone-Poulenc's profits and price share. Thus, Rhone-Poulenc's plan is to divest itself of its less profitable businesses and, taking advantage of its dominant position over Rorer, as well as Rorer's temporarily depressed share price, acquire from the public shareholders of Rorer, at an inadequate consideration, Rorer's more profitable pharmaceutical business.

        37. Given Rhone-Poulenc's domination and control of Rorer, the Rorer Board cannot be expected to act independently and advocate the best interests of Rorer's public shareholders.

        38. By virtue of its control and domination of Rorer, Rhone-Poulenc has unique knowledge of the Company and has access to information denied or unavailable to the public.

        39. Given the domination and control of Rorer, the Individual Defendants cannot be expected to negotiate for the best and highest price for Rorer's public shareholders.

        40. In view of defendant Rhone-Poulenc's control of Rorer, it is unfair and in violation of defendants' fiduciary duties to consummate the transaction without first obtaining a recommendation and input by a truly independent representative of the public stockholders or obtaining the majority approval of the public stockholders.

       41. By virtue of the acts and conduct alleged herein, the defendants are carrying out a preconceived plan whereby Rhone-Poulenc will acquire the minority public shares of Rorer pursuant to a price that is grossly inadequate and intrinsically unfair to Rorer public shareholders, is substantially below true value, and is a product of defendants' conflicts of interest. As a result, the public common stockholders of Rorer will be wrongfully deprived of their valuable investment in the Company and all of its present and continuing profitability and growth and will receive, in return for their investment, grossly inadequate consideration.

       42. The proposed Tender Offer constitutes an improper and unlawful attempt by the defendants unfairly to cash-out the minority shareholders of Rorer.

       43. Unless enjoined by this Court, defendants will continue to breach fiduciary duties owed to plaintiff and the other members of the Class, and will succeed in consummating an unfair transaction by virtue of the unfair dealing complained of herein, all to the irreparable harm of the Class.

       44. Plaintiff and the other members of the Class have no adequate remedy at law.

       WHEREFORE, plaintiff demands judgement and relief in his favor and in favor of the Class and against defendants, as follows:

       A. Declaring that this action be certified as a proper class actions and certifying plaintiff as a class representative;

       B. Declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the class;

     C. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed Tender Offer that will irreparably harm plaintiff and the Class;

     D. In the event the Tender Offer is consummated, rescinding it and setting it aside and/or granting rescissory damages;

     E. Awarding compensatory damages in excess of Fifty Thousand ($50,000.00) dollars or the mandatory compulsory arbitration limits, whichever is greater.

     F.  Awarding the costs and disbursements of this action;

     G.  Awarding plaintiff counsel fees; and

     H. Awarding such other and further relief which the Court may deem just and proper.


Dated:  August 25, 1997

                                       SPECTOR & ROSEMAN

                                       /s/ Anthony Chu
                                       -----------------------
                                       Robert M. Roseman
                                       Anthony Chu
                                       2000 Market Street
                                       Philadelphia, PA 19103
                                       (215) 864-2400

OF COUNSEL:

BERNSTEIN LITOWITZ BERGER
 & GROSSMANN LLP
Vincent R. Cappucci
Kevin M. McGee
1285 Avenue of the Americas
New York, New York 10019
(212) 554-1400

MAGER LIEBENBERG & WHITE
Ann D. White
Two Penn Center Plaza
Philadelphia, PA 19102
(215) 569-6921